Exhibit 99.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3 No. 333-197485) of Brookfield Renewable Partners L.P. (the “Partnership”) for the registration of limited partnership units and to the incorporation by reference therein of our reports dated February 26, 2016 with respect to the consolidated financial statements of the Partnership and the effectiveness of internal control over financial reporting of the Partnership included in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

June 6, 2016